J O I N T   N E W S   R E L E A S E

Titan and Dejour combine

Athabasca Uranium Assets

Saskatoon, Sask., and Vancouver, BC Canada October 26, 2006 – Titan Uranium Incorporated. (Titan) (TSX-V: TUE, TUE.WT) and Dejour Enterprises Ltd. (Dejour) (TSX-V: DJE, DJE.WT) are extremely pleased to announce that they have entered into a binding agreement whereby Titan will acquire the entirety of Dejour’s 100% interest in all the uranium assets owned by Dejour, consisting of 68 claims and 4 permits totalling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data, in return for 37% of Titan and other valuable consideration.

The proposed asset combination of Dejour’s and Titan’s uranium exploration properties represents a synergistic and mutually beneficial transaction for both companies. Dejour’s uranium assets, made up of seven principal prospects and other strategic properties, enhanced by more than $8-million of new exploration data, are principally in the south and west regions of the Athabasca Basin. (See projects transaction summary below.) Unifying these projects under one corporate umbrella with Titan’s largely adjoining property assets results in Titan becoming one of the largest uranium explorers in the basin, with a strikingly dominant land position. This area is considered by many in the industry to be the prime region for the next discovery in this rich uranium-producing basin, widely regarded as the world’s #1 uranium address.

On completion of the acquisition, Titan will emerge as a well-capitalized Saskatchewan-based uranium explorer with a very dominant property portfolio in the southwest portion of the Athabasca Basin, while simultaneously making Dejour the largest Titan shareholder, holding 17.5-million shares and three-million warrants representing over 37% of Titan’s approximately 47-million shares outstanding. (see Terms of Acquisition section below).

The combined Titan holdings will come to approximately 1.44-million acres of prime properties including all five major conductive areas in the under-explored south-west region of the Athabasca Basin. Titan will have in excess of C$10 million in cash on hand for exploration programs, and will bring one of the most comprehensive and experienced exploration teams to focus on the Company’s broadened exploration programs. Dejour will contribute key members of its technical uranium exploration team to Titan’s technical management group, and will hold two seats on Titan’s Board of Directors.

For Dejour, the transaction represents an astute leveraging of its uranium assets for the benefit of Dejour shareholders while also allowing the Company to sharply focus on maximizing the highly significant values of its core oil and gas land holdings and exploration projects in major areas such as the Piceance/Uinta Basin in Colorado and Utah. On completion of the transaction with Titan, Dejour will hold over $55-million in cash and exchange-listed assets, and plans to commence vigorous oil and gas exploration programs at multiple major projects in the U.S. and Canada.

In addition to becoming a major shareholder in Titan, Dejour will be the beneficiary of a 1% NSR and a retained 10% working interest in each property it is contributing to Titan to the point of a completed bankable feasibility study. Dejour anticipates that Titan’s enhanced property positions and excellent combined exploration group can considerably magnify the values of its shareholdings in Titan while also allowing Dejour to expand aggressively in the oil and gas sector.

Phil Olson, Titan’s President and CEO, said, “This acquisition solidifies Titan’s position as a dominant explorer in the southwest region of the Athabasca Basin in addition to its prospective land positions in the analogous Thelon Basin.  It brings together two highly experienced and respected exploration teams focused on a large, well-positioned group of properties. Market fundamentals suggest we are in the early stages of what will become a prolonged bullish uranium exploration cycle. Titan intends to emerge as a sector consolidator amongst the junior explorers in the Athabasca Basin.  Titan’s experienced management, technical depth and a superior property portfolio are pre-requisites of this strategy.”

Robert L.Hodgkinson, Dejour’s Chairman and CEO, said, “This transaction is a win-win deal for all Titan and Dejour shareholders. For Titan, this acquisition augments an already highly skilled technical and finance team with a coveted land position, enhanced by over $12,000,000 in new exploration data, dedicated to uranium discovery. For Dejour, this transaction adds clarity to its energy asset accumulation strategy and shareholder value. While remaining a major investor in important uranium assets poised for discovery in both the Athabasaca and Thelon basins, Dejour can now focus over $55-million in cash and exchange-listed assets to maximizing the true value of core oil and gas landholdings such as those in the Piceance/Uinta Basin.”

The strategic nature of the acquisition will result in Titan owning many contiguous land packages. Titan’s Castle South Extension/King properties and Dejour’s Maybelle River/Gartner Lakes project effectively cover the south-western corner of the Athabasca Basin in Saskatchewan.  Other nearby contiguous and complimentary properties includes Titan’s Bishop and Dejour’s R-Seven and Meanwell Lake properties.

Titan’s Rook II and Knight properties constitute the southern and northern extensions, respectively, of Dejour’s Sandhill Lake-Virgin River properties, a new prospective trend recognized in the central portion of the Athabasca Basin.

Dejour’s Fleming Lake, Sheila, Bozo, Umpherville and Thorburn, Hoppy North and South properties will give Titan a presence in the eastern margin of the Athabasca.   Titan’s seven properties in Nunavut offer blue sky potential in the Thelon Basin, an under-explored analogue of the Athabasca.

Terms of the Acquisition

Under the terms of a binding letter of intent, Dejour and Titan have agreed, subject to due diligence, that Titan will acquire a 100% interest in Dejour’s claims.  Consideration payable to acquire the claims follows:

1.

Titan to pay Dejour 17,500,000 fully paid and assessable common shares in the capital of Titan;

2.

Titan to pay Dejour 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of the Company at an exercise price of C$2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the Exchange at a price of $4.00 or more for 20 consecutive trading days;

3.

Dejour to retain a 1% Net Smelter Return on all contributed properties;

4.

Dejour to retain a 10% working interest in each Claim, carried by Titan to completed bankable feasibility study after which Dejour may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return;

5.

Titan to provide Dejour with a first right of refusal on all future financing, as long as Dejour’s ownership in the stock of Titan is greater than 10% of the outstanding shares;

6.

Dejour to provide two full-time and one part-time geologists on terms to be agreed; and

7.

Titan to appoint two Dejour representatives to the Titan board of directors.

The acquisition is conditional upon the completion of additional due diligence and the receipt of both shareholder and regulatory approval to be acquired on or before the end of January 2007.

The Projects

The Claims are constituted into seven projects and numerous other smaller strategic land holdings which are located as follows:

TITAN URANIUM INCORPORATED
Uranium Exploration Projects
Saskatchewan, Canada
dejour Enterprises Ltd.
Investing in Energy
108°W
106°W
59°N
58°N
N
Lake Athabasca
Fond du Lac
Stony Rapids
Black Lake
Riou Lake
Knight
La Rocque Lake
Cluff Lake
Kianna Deposit
Colette Deposit
Anne Deposit
Castle North and South
Virgin Trend North
Athabasca Basin
Pasfield Lake
Wollaston Lake
Dawn Lake
Midwest Lake
McClean Lake
Eagle Point
Collins Bay
Rabbit Lake
Raven/Horseshoe Deposit
Wollaston Lake
Thorburn Lake
Hoppy North
Hoppy South
Cigar Lake
Umpherville West
West Bear Deposit
Umpherville Lake
R-Seven
King
Rook I
Bishop I
Bishop II
Gartner Lake
Maybelle River
Meanwell Lake
Sand Hill Lake
Virgin Trend South
Rook II
Centennial Zone
Fleming
Cree Lake
Bozo
McArthur River
Sheila
Millennium
Maverick
Key Lake
Legend
Significant Drill Holes
Uranium Deposits
Towns
Roads & Highways
Dejour Enterprises
Titan Uranium
Disposition Holders
Cameco
CanAlaska Ventures
Cogema
International Uranium
JNR Resources
UEX Corporation
Other
October 2006
Dejour 2006 Drilling
0 10 20 30 40 Kilometers
Athabasca Basin
Wollaston Lake
Map Area
Alberta
Manitoba
Saskatoon
Regina
Exploration GIS
www.explorationGIS.com

Details of Dejour’s projects are as follows:

Fleming Project

Fleming consists of 10 claims (34,325 hectares / 84,819 acres). Historical exploration traced graphitic conductive zones to the southern part of the present property. Prospecting discovered a pitchblende veinlet in a diabase dyke (grab sample result of 3.2 % U3O8). In 2005, the property was surveyed using the state of the art MEGATEM II airborne electromagnetic system. This survey confirmed the earlier known conductor and also discovered several previously unknown conductors believed to be caused by basement graphitic horizons. Four claims were staked (6,971 hectares / 17,226 acres) to cover the off property conductors.

Sand Hill Lake Project

Sand Hill Lake consists of 18 claims (74,312 hectares / 183,628 acres) and follows the southern margin of the Athabasca basin for more than 25 kilometres. Historic work identified graphite in basement rocks and a series of northeast-trending faults, the Dufferin Lake structural zone. This hosts the significant uranium mineralization at Cameco’s Centennial Zone on the adjoining property, where drilling intersected up to 5.83% U3O8 over 6.4 metres. The property was flown with GEOTEM 1000 and MEGATEM II, and the surveys confirmed the conductors identified by earlier exploration, traced these conductors north under deeper cover and identified several new conductors. A total of 12 claims were staked to cover the off property conductors (42,070 hectares / 111,370 acres). Drilling in 2006 intersected interesting structure and alteration in the sandstone and basement, with highly elevated values of U (to 4.63ppm) and Boron in the sandstone and basement (to 47.6ppm U, 1056ppm B) i.e. 10x background which is comparable to values in the vicinity of uranium mineralization.

Meanwell Lake Project

Meanwell Lake consists of 3 claims (14,989 hectares / 37,038 acres). Several basement conductive zones trend north-easterly across the property. Drilling in 2006 tested two conductors and one hole intersected anomalous U at the unconformity (4.8ppm or 10x background). Two follow up holes intersected similar values.

R-Seven Project

R-Seven consists of 12 claims (54,531 hectares / 134,749 acres).  This large property extends from the edge of the sandstone north for more than 33 kilometres. Previous exploration, conducted until the late 1990s, identified numerous graphitic electromagnetic conductive zones in the sub-sandstone basement rocks. However, only seventeen holes were drilled on the property during that period, mostly shallow holes near the edge of the sandstone. One of the holes encountered significantly anomalous radioactivity as well as clay mineral alteration that frequently haloes uranium deposits. This property was flown with MEGATEM II system and confirmed the known conductors, traced these conductors to the north under deeper cover and also identified previously unknown conductors. One claim was staked to cover an off property conductor. Nine holes were drilled in 2006 to test conductive targets; several holes intersected sections of structurally disrupted and altered sandstone with elevated uranium and lead levels (to 3.68ppm U and 66ppm lead, i.e. 10x background). The results confirm the prospectivity of the project.

Virgin Trend Project

Virgin Trend consists of 4 permits and 5 claims (164,207 hectares / 405,763 acres). This extensive property covers the trace of the Virgin River Shear Zone/Dufferin Fault/Black Lake Fault, a regional fault system with repeated movement during the period of Athabasca sandstone deposition and uranium mineralization. Most of the property, except the southern off sandstone permit (31,594 hectares / 78,070 acres), has at least 800m of sandstone covering the metasediments known to be favourable for uranium mineralization. On the adjoining Cameco Virgin River property drilling on the Centennial Zone has intersected up to 5.83% U3O8 over 6.4m. Prior exploration on the Dejour property has been minimal but of note is a large boron and clay anomaly at the south end of the permits. Boron is a significant indicator element often associated with uranium mineralization. Sampling carried out by Dejour in the summer of 2005 confirmed that the boron and clay alteration extends onto Dejour's property for 20 kilometres.

Maybelle River Project

Maybelle River consists of 3 claims (16,473 hectares / 40,706 acres) covering a poorly explored part of the Athabasca basin immediately east of the Alberta border. Government magnetic data shows the northern part of the property to be underlain by low magnetic rocks, probably metasediments which may be graphitic. Previous exploration has been hampered by the cover of Paleozoic and Cretaceous sediments. As a first step in assessing this property an airborne electromagnetic survey was flown in 2005 using Fugro’s state of the art deep penetrating MEGATEM II system. This survey was successful in detecting several conductive zones.

Gartner Lake Project

Gartner Lake consists of 5 claims (24,157 hectares / 59,693 acres) covering a poorly explored part of the Athabasca basin where Cretaceous sediments cover the Athabasca sandstone which overlies basement metasediments favourable for uranium mineralization. Prior exploration around the property detected electromagnetic conductors which appear to trend on to Dejour's ground but were obscured by Cretaceous cover. As a first step in exploring the ground an airborne electromagnetic survey was flown to using Fugro's MEGATEM II system. Several basement conductor zones were identified.

Quantec Geoscience Ltd. and Empulse Geophysics Ltd. have recently completed deep penetrating ground audio magneto telluric (AMT) surveys on the Virgin River North and Sand Hill Lake projects. Additionally, Geotech has just completed 3800km of VTEM electromagnetic surveys. Preliminary results and interpretations from the surveys should be available by mid-November.

In connection with the planned work on the newly combined assets, Titan anticipates completing one or more financings over the next 6 to 12 months.

J. Allan McNutt, P. Geo., M.A.Sc., is Dejour’s Qualified Person (as defined by National Instrument 43-101) for Dejour’s uranium projects and is responsible for the technical information contained in this release.

ON BEHALF OF TITAN URANIUM INC.

"Philip E. Olson", President and Chief Executive Officer

ON BEHALF OF DEJOUR ENTERPRISES LTD.

"Robert L. Hodgkinson", Chairman and Chief Executive Officer

For further information contact:

TITAN URANIUM INC.

Arni Johannson

Second Floor, 157 Chadwick Court, North Vancouver, British Columbia

Canada  V7M 3K2

Telephone: (604) 988-4824            Facsimile: (604) 988-5327

www.titanuranium.com

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia
Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com

www.dejour.com

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Titan and Dejour’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Neither Titan nor Dejour assume the obligation to update any forward-looking statement.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

October 26, 2006

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